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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                            APOGEE TECHNOLOGY, INC.


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   03760F100
                                 (CUSIP Number)


                               DECEMBER 30, 2004
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


   [X] Rule 13d-1 (b)

   [ ] Rule 13d-1 (c)

   [ ] Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                      13G

CUSIP No. 03760F100
   1.  Name of Reporting Person:           I.R.S. Identification Nos. of above
                                           persons (entities only):

       Roney Capital Management, LLC           04-3501394

   2.  Check the Appropriate Box if a Member of a Group:
       (a)       [ ]
       (b)       [ ]
   3.  SEC Use Only:
   4.  Citizenship or Place of Organization:   DELAWARE

    Number of
     Shares
   Beneficially
    Owned by
  Each Reporting
   Person With
                   5.      Sole Voting Power:  684,219

                   6.      Shared Voting Power:

                   7.      Sole Dispositive Power:  684,219

                   8.      Shared Dispositive Power:

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  684,219

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
       [ ]
   11. Percent of Class Represented by Amount in Row (9):   5.8%

   12. Type of Reporting Person:   1A
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Item 1.

   (a) Apogee Technology, Inc.
   (b) 129 Morgan Drive
       Norwood, Massachusetts 02062

Item 2.

   (a) Roney Capital Management, LLC
   (b) 10 Post Office Square
       Boston, Massachusetts 02109
   (c) Delaware
   (d) Common Stock
   (e) 03760F100
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ITEM 3.

(e) Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

ITEM 4. OWNERSHIP.



(a) Amount beneficially owned: 684,219 shares
(b) Percent of class: 5.8%
(c) Number of shares as to which the person has:



(i)    Sole power to vote or to direct the vote: 684,219
(ii)   Shared power to vote or to direct the vote:
(iii)  Sole power to dispose or to direct the disposition of: 684,219
(iv)   Shared power to dispose or to direct the disposition of:



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                                        N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                                        N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                                        N/A

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP.

                                        N/A

ITEM 10. CERTIFICATION.

                                        [Certification (a)]
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       August 24, 2005

                       By: Roney Capital Management, LLC
                       Name: by J. Edward Roney, Jr.

                       Title: Manager